SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549

                                FORM 12b-25


                                       Commission File Number  001-10298


                        NOTIFICATION OF LATE FILING

(Check One):  [    ]  Form 10-K   [  X ]  Form 11-K   [   ]  Form 20-F
              [   ]  Form 10-Q    [   ]  Form  N-SAR

 For Period ended:      December 31, 1998


 [ ]  Transition Report on Form 10-K     [ ]  Transition Report on Form 10-Q
 [ ]  Transition Report on Form 20-F     [ ]  Transition Report on Form N-SAR
 [ ]  Transition Report on Form 11-K

 For the Transition Period Ended:

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                       PART 1. REGISTRANT INFORMATION


 Full name of registrant          Aqua Alliance Inc.

 Former name if applicable        Air & Water Technologies Corporation

                                  30 Harvard Mill Square
 (Address of principal executive office (Street and number)

 City, State and Zip Code         Wakefield, MA 01880



                      PART 2. RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


 [X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                             PART 3.  NARRATIVE

    The Form 11-K was not timely filed since the accountants for the Company, McGladrey & Pullen, LLP, refused to give their consent to the filing since they had not received a recently dated audit letter response from the attorneys representing the Registrant's Savings and Retirement Plan. This made it impractical to complete the Form 11-K filing by the due date. The Registrant expects to file the Form 11-K by July 15, 1999.


                         PART 4.  OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

         Alain Brunais               ( 781  )                246-5200
         ----------------------------------------------------------------
             (Name)                (Area Code)          (Telephone number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
 If the answer is no, identify report(s).           [ X} Yes    [   ]  No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report
 or portion thereof?                               [   ]  Yes     [X]  No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             Aqua Alliance Inc.
                --------------------------------------------
                (Name of registrant as specified in charter)

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


 Date   July 1, 1999           Aqua Alliance Inc.


                               By: /s/ Alain Brunais
                                  ----------------------------------

                                  Name:   Alain Brunais
                                  Title:  Senior Vice President and
                                            Chief Financial Officer